UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ember Fund, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 18, 2019
Physical address of issuer
6060 Center Drive 10th Floor #29
Los Angeles, CA, 90045
United States

Website of issuer
https://www.emberfund.io/

Current number of full-time employees
4

	Most recent fiscal year-end (2019)*	Prior fiscal year-end (2018)
Total Assets	$88,500.46	$2,557.00
Cash & Cash Equivalents	$84,724.32	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$40,652.00	$2,178.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$28,894.44	$0.00
Cost of Goods Sold	$0.00	$350.00
Taxes Paid	$0.00	$0.00
Net Income	-$77,919.82	-$24,523.00

* The Company converted from an LLC to C-Corp on June 18, 2019.


April 30, 2020

FORM C-AR

Ember Fund, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR)" is being furnished by Ember Fund, Inc., a Delaware C-Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on the SEC's website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SUMMARY

The Business

Ember Fund, Inc. is a Delaware C-Corporation, incorporated on June 18, 2019. The Company was initially formed as Ember Fund LLC, on 04/28/2018 by Alex Wang, Guillaume Torche and Mario Cerdan. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in June of 2019.

The Company is located at 6060 Center Drive Floor 10 #29, Los Angeles, CA 90045 United States.

The Company's website is www.emberfund.io. The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's management have may broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, the Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new
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products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may made decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business may have a negative effect on our results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Technology relied upon by the Company for its operations may not function properly.
The technology relied upon by the Company may not function properly, which would have a material impact on the Company's operations and financial conditions. Trading on the Company's software has at times been limited and consequently the existing software has not been tested with significant trading volume. There may be no alternatives available if the Company's technology does not work as anticipated. The technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches. Any such technological problems would have a material adverse impact on the Company's revenue and its prospects.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

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procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the financial market and the Company is unknown at current. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Certain of our officers and directors may participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

From time to time, certain of our officers and directors may participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Changes in government regulation of Internet companies could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or United States Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.] We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

The Company is subject to the risk of possibly becoming an investment company under the Investment Company Act.

The Investment Company Act regulates certain companies that invest in, hold or trade securities. As a result of the Company's business operations, it runs the risk of inadvertently becoming an investment company, which would require the Company to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which the Company operates its business, nor are registered investment companies permitted to have many of the relationships that the Company has with its affiliated companies.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of

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transactions with the Company undertaken during the period it was established that the Company was an unregistered investment company. If it were established that the Company were an investment company, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment company as defined within the Investment Company Act. The predominant reason for the Company's view is that the Company is not in the business of investing, reinvesting, owning, holding, or trading in securities.

The Company is subject to the risk of possibly becoming a broker dealer under the Securities Exchange Act.
The Securities Exchange Act regulates certain companies that engage in the business of effecting transactions in securities for the account of others or for their own account. Broker dealers are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates.

If it were established that the Company were a broker dealer under the Securities Exchange Act, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered broker dealer. If it were established that the Company were a broker dealer, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is a broker dealer as defined under the Securities Exchange Act. The predominant reason for the Company's view is that the Company is not engaged in the business of effecting transactions in securities for its own account or for the account of others.

The Company is subject to the risk of possibly becoming an investment advisor under the Investment Advisers Act.
The Investment Advisers Act is a U.S. federal law that defines the role and responsibilities of an investment advisor/adviser. Section 202(a)(11) of the Investment Advisers Act defines an investment adviser as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."

As a result of a portion of the Company's operations, specifically as it relates to curating portfolios of digital assets, the Company runs the risk of inadvertently becoming an investment adviser, which would require the Company to register under the Investment Advisers Act. Registered advisers are subject to extensive, restrictive and potentially adverse regulations. Registered investment advisers are not permitted to operate their business in the manner in which the Company operates its business.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or

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injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment adviser. If it were established that the Company were an investment adviser, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment adviser as defined within the Investment Advisers Act. The predominant reason for the Company's view is that the company is not engaged in the business of providing advice to others or issuing reports or analyses regarding securities for compensation.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.
On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Company and/or its securities.

The Company is subject to the risk of possibly becoming money services business under U.S. Bank Secrecy Act and other federal laws.
Under U.S. federal law, money services businesses must register with the Department of the Treasury. There is a risk that the Company could meet the definition of money services business and be required to register with FinCEN. Money transmitter falls within the definition of money services business and is defined as a person that provides money transmission services, or any other person engaged in the transfer of funds.

If it were established that the Company were a money transmitter, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company

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was an unregistered money services business. If it were established that the Company were a money services business, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model and guidance from the U.S. Department of Treasury, does not believe it is a money services business as defined. The predominant reason for the Company's view is that the Company does not act as a financial intermediary in transactions, customers of the Company have total independent control of their digital assets at all times, and the customer's digital assets is not custodied by the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Company's Industry

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, and non-custodial wallet providers, is uncertain, and new regulations or policies may materially adversely affect the development and the value of the Company.
Regulation of digital assets, cryptocurrencies, blockchain technologies, cryptocurrency exchanges and non-custodial wallet providers is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Company's business model. Failure by the Company or certain users of the securities to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company's business model. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Company's business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of cryptocurrencies and the financial performance of the Company.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the securities.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the Company's profitability or the value of the Securities.

The growth of the blockchain industry is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital asset industry, as well as blockchain networks, include, without limitation:

- worldwide growth in the adoption and use of cryptocurrencies, digital assets and other blockchain technologies;
- government and quasi-government regulation of cryptocurrencies, digital assets and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- the maintenance and development of the open-source software protocol of cryptocurrency or digital asset networks;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
- general economic conditions and the regulatory environment relating to cryptocurrencies and digital assets; and
- a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the Company's results of operations.

The cryptocurrency and digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may have an adverse material effect on the Company's profitability.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Securities may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Company's securities may also be highly volatile. Several factors may influence the volatility of cryptocurrencies generally and the market price of the securities, including, but not limited to:

- the ability to trade in a secondary market, if at all;
- global supply and demand;
- the perception that the use and holding of digital assets is safe and secure and the regulatory restrictions on their use;

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- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Company's software;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges and wallet providers;
- interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and security tokens
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the security to fluctuate. Such volatility in the price of the securities may result in significant loss over a short period of time.

The popularity of cryptocurrencies may decrease in the future, which could have a material impact on the cryptocurrency industry and the Company's operations and financial conditions.
In recent years, cryptocurrencies have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrency may have a material impact on the Company's operations and financial conditions.

BUSINESS

Description of the Business

Ember Fund is a software and technology company that has developed smartphone applications that allow users to buy, sell, and trade digital assets. Ember's technology provides non-custodial cryptocurrency wallets to its customers, meaning customers hold exclusive possession of their private cryptographic keys. Each customer can access their cryptocurrency through the user's mobile device and neither the Company nor any third party can access the customer's digital assets. Through Ember's applications, users can enter discretionary orders, to buy or sell digital assets, that route to cryptocurrency exchanges. Ember earns revenue via a technology service fee paid directly from cryptocurrency exchanges. Our exchange partner Faa.st holds the necessary MSB licenses facilitate cryptocurrency trades.

Business Plan

Ember aims to increase the adoption of its mobile applications and increase the total amount of digital assets held by its customers. Ember's plan is to provide retail investors with a simple and intuitive way to buy and custody digital assets. Ember plans to continue to grow the retail customer base for its applications through organic and paid acquisition. The Company continues to enhance its current products and develop new software for its customers.

Currently, Ember earns a technology service fee from cryptocurrency exchanges in return for directing order flow to those markets. In the future, Ember plans to continue to use the technology service fee and develop alternative fee structures to meet client demand (i.e. subscription fee, asset-based fee, tiered pricing).

Eventually, Ember plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets.

History of the Business

Ember Fund LLC was founded in 04/28/2018 by Alex Wang, Guillaume Torche and Mario Cerdan Lazaro to simplify the process of investing in cryptocurrencies. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in June of 2019. Ember Fund, Inc. ("the Company") was incorporated on June 18, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

Products and/or Services

Product / Service	Description	Current Market
Ember Fund App (iPhone)	Mobile application enabling users to purchase and manage digital assets. Available in the Apple iOS App Store	Consumer mobile app targeting retail investors
Ember Fund App (Android)	Mobile application enabling users to purchase and manage digital assets. Available in the Android App Store	Consumer mobile app targeting retail investors

Competition

The Company's current competitors in the cryptocurrency investment industry include Coinbase Inc., Circle Internet Financial Limited (Circle Invest), Plutus Financial, Inc. (dba "Abra"), and Snowball Inc. The competition may be at a significant advantage in terms of current market share, financial backing, or venture capital networks. However, Ember differentiates itself from its competitors because the it provides a non-custodial solution where the others are custodial.

Large financial services firms present additional competition. Established firms including E*Trade Financial Corporation, Fidelity Investments Inc., and Robinhood Financial, LLC could potentially enter the cryptocurrency investment services industry and leverage their existing market share and capital.

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Ember Fund's first-to-market application, its exclusive focus on cryptocurrencies, and the firm's dedication to its customers help Ember to stand out from its competition.

Customer Base

Ember's customer base is largely comprised of retail individuals and organizations with limited geographical restrictions. The Company has a global customer base with most users between 30 and 50 years of age.

Intellectual Property

The Company has developed a variety of technology assets that are both open-sourced and private. These assets include, but are not limited to:

- the order routing technology;
- portfolio rebalancing technology;
- wallet creation software;
- an Application Programming Interface;
- various smart contacts;
- Apple App Store App;
- Android App Store App;
- surveillance tools;
- mobile website;
- desktop website;
- trademark assets; and
- policies and procedures.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

The Company is not dependent on any regulatory approvals or licenses.

Litigation

To the Company's knowledge, there are no existing legal suits pending against the Company.

Other

The Company's principal address is 6060 Center Drive, Los Angeles, CA 90045.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Wang	Chief Executive Officer; Director	Ember Fund, Inc.; Fundraising, Business Development, Product, Operations, Marketing and Finance	University of California, Berkeley
Guillaume Torche	Chief Technology Officer; Director	Ember Fund, Inc.; Full-Stack Engineering	Université de Technologie de Compiègne (France)
Mario Lazaro	Chief Information Officer; Director	Ember Fund, Inc.; Full-Stack Engineering	Universidad de Zaragoza (Spain)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to laws of the State of Delaware. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs four (4) full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

17

Type of security	Common Stock
Amount outstanding/Face Value	7,040,000 / par value $0.001875
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

*The total number of shares outstanding excludes reserved and unissued stock options.

Type of security	Common Options
Amount outstanding/Face Value	835,689
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No

Securities issued pursuant to Regulation CF

Type of security	CrowdSAFE
Dollar Amount Raised	$591,666
Voting Rights	None
Anti-Dilution Rights	N/A

Securities issued pursuant to Regulation D

18

Type of security	SAFEs
Dollar Amount Raised	$80,156
Voting Rights	None
Anti-Dilution Rights*	Yes

*The investment documents allow certain investors constructive pro-rata rights in a future offering of the issuer's securities.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration
Notes/Bonds	1860*	$591,666**	General Working Capital	March 31, 2020	Regulation CF
Notes/Bonds	1	$80,156	General Working Capital	March 31, 2020	Regulation D

*This number does not reflect the additional grant of securities made to the Intermediary.
**This amount includes the percentage of proceeds transferred to the Intermediary and other fees.

Ownership
A majority of the Company is owned by the Co-Founders: Alex Wang, Guillame Torche, and Mario Lazaro.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alex Wang	2,240,000 Shares / Common Stock	31.82%
Guillame Torche	2,240,000 Shares / Common Stock	31.82%
Mario Lazaro	2,240,000 Shares / Common Stock	31.82%

FINANCIAL INFORMATION

19

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
-$866	$0	$0

Operations

Ember Fund, Inc. ("the Company") was incorporated on June 18, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company provides retail investors with software to manage a portfolio of cryptocurrency.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has approximately $88,500.46 in total assets as of December 31, 2019.

Liquidity and Capital Resources

On March 31, 2020 the Company conducted an offering pursuant to Regulation CF and raised $591,666 .

On April 6, 2020, the Company conducted an offering pursuant to Regulation D and raised $80,156.00.

The Company's additional current sources of capital include current cash balances and operating revenues.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Alex Wang
	Alex Wang
	(Name)
	Chief Executive Officer, Director
	(Title)
	April 30, 2020
	(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Alex Wang
	Alex Wang
	(Name)
	Chief Executive Officer, Director
	(Title)
	April 30, 2020
	(Date)

	/s/ Guillaume Torche
	Guillaume Torche
	(Name)
	Chief Technology Officer, Director
	(Title)
	April 30, 2020
	(Date)

	/s/ Mario Lazaro
	Mario Lazaro
	(Name)
	Chief Information Officer, Director
	(Title)
	April 30, 2020
	(Date)

Exhibits
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

I, Alex Wang, the CEO of Ember Fund, Inc., hereby certify that

(1) the accompanying unaudited financial statements of Ember Fund, Inc. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Ember Fund, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Ember Fund, Inc. filed for the fiscal year ended December 2018.

(3) that the information below reflects accurately the information which will be reported on our 2019 tax return.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 30, 2020.

  /s/ Alex Wang   (Signature)

Name: Alex Wang

Title: CEO

Date: April 30, 2020

Ember Fund (C-Corp)

Annual Balance Sheet

For the period ending December 31, 2019

	As Of:	December 31, 2019	December 31, 2018
Assets			
SFOX | BTC		361.93	0.00
SFOX | USD		1,000.70	0.00
Faast | BTC		4,436.55	0.00
Changelly | BTC		176.18	0.00
Coinswitch | BTC		695.58	0.00
Wells Fargo - Checking - 6125		78,053.38	0.00
PayPal		0.00	0.00
Security Deposits Receivable		3,127.50	0.00
Loans to Shareholder - Walid Shaita		648.64	0.00
Money in transit		0.00	0.00
Total Assets		**88,500.46**	**0.00**
Liabilities			
Chase - Credit Card - 6594		11,947.69	0.00
Payroll Payable - Salary & Wage		0.00	0.00
Payroll Payable - Payroll Tax		0.00	0.00
Loans from Shareholder - Alex Wang		4,187.65	0.00
Loans from Shareholder - Mario Lazaro		5,279.41	0.00
Guillaume Torche - Loan Payable		19,237.61	0.00
Total Liabilities		**40,652.36**	**0.00**
Equity			
SAFE Note		106,902.00	0.00

Retained Earnings	-59,053.90	0.00
Total Equity	**47,848.10**	**0.00**
Total Liabilities and Equity	**88,500.46**	**0.00**

Ember Fund (C-Corp)

Annual Income Statement

For the period 2019

	Year	2019
Revenues		
Sales Revenue		32,718.45
Returns & Allowances		-1,392.50
Gain (Loss) on Exchange		-2,431.51
Total Revenues		**28,894.44**
Operating Expenses		
Awaiting Category - Expense		100.00
Bank & ATM Fee Expense		45.00
Business Meals Expense		295.34
Facility & Utilities Expense		75.00
Gas & Auto Expense		163.92
Independent Contractor Expense		12,372.07
License & Fee Expense		1,768.00
Marketing & Advertising Expense		29,190.93
Merchant Fees Expense		98.14
Office Kitchen Expense		2,541.50
Parking & Tolls Expense		19.25
Payroll Expense - Payroll Tax		1,762.52
Payroll Expense - Salary & Wage		15,000.01
Professional Service Expense		6,600.14
Recruiting & HR Expense		214.00
Rent or Lease Expense		13,390.00
Software Development Expense		4,706.15
Software & Web Hosting Expense		14,019.56

Training & Education Expense	1,900.00
Travel & Transportation Expense	2,552.73
Total Operating Expenses	**106,814.26**
Total Expenses	**106,814.26**
Net Profit	**-77,919.82**

Ember Fund

Annual Balance Sheet

For the period ending December 31, 2019

	As Of:	December 31, 2019	December 31, 2018
Assets			
Wyre | BTC		0.00	0.00
SFOX | BTC		1,677.41	0.00
SFOX | USD		7,883.27	0.00
Faast | BTC		4,319.55	1,765.11
Changelly | BTC		1,261.80	44.43
Coinswitch | BTC		661.38	0.00
Wells Fargo - Checking - 6125		27,315.61	746.72
PayPal		0.00	0.00
Security Deposit Receivable		3,127.50	0.00
Loans to/from Shareholder - Walid Shaita		648.64	0.00
Money in transit		0.00	0.00
Money in transit (outstanding)		4,716.90	0.00
Total Assets		**51,612.06**	**2,556.26**
Liabilities			
Chase - Credit Card - 6594		12,453.24	0.00
Loans to/from Shareholder - Alex Wang		2,775.88	2,077.53
Loans to/from Shareholder - Mario Lazaro		279.41	0.00
Loans to/from Shareholder - Guillaume Torche		17,237.61	0.00
Total Liabilities		**32,746.14**	**2,077.53**
Equity			
Member Contribution - Alex Wang		0.00	4,200.00

Member Drawing - Alex Wang	0.00	0.00
Member Capital - Alex Wang	0.00	6.25
Member Contribution - Mario Lazaro	0.00	4,199.23
Member Capital - Mario Lazaro	0.00	6.25
Member Contribution - Guillaume Torche	0.00	14,177.60
Member Capital - Guillaume Torche	0.00	6.25
Member Contribution - Walid Shaita	0.00	2,400.00
Member Capital - Walid Shaita	0.00	6.25
Current Year Earnings	18,865.92	-24,523.10
Total Equity	**18,865.92**	**478.73**
Total Liabilities and Equity	**51,612.06**	**2,556.26**

Ember Fund

Annual Income Statement

For the period 2019

	Year	2019
Revenues		
Sales Revenue		85,906.57
Returns & Allowances		-1,769.96
Gain (Loss) on Exchange		8,460.83
Total Revenues		**92,597.44**
Operating Expenses		
Bank & ATM Fee Expense		133.25
Business Meals Expense		3,581.86
Company Events Expense		5,793.84
Computer Equipment Expense		0.00
Gas & Auto Expense		182.48
Guaranteed Payment Expense - Alex Wang		3,000.00
Guaranteed Payment Expense - Guillaume Torche		3,000.00
Independent Contractor Expense		1,481.18
License & Fee Expense		127.00
Marketing & Advertising Expense		38,409.21
Merchant Fees Expense		356.47
Office Kitchen Expense		241.35
Office Supply Expense		371.89
Parking & Tolls Expense		199.65
Payroll Expense - Administration		0.00
Postage & Shipping Expense		14.55
Professional Service Expense		3,700.41
Recruiting & HR Expense		196.00

Rent or Lease Expense	9,255.08
Research & Development Expense	-1,702.88
Software & Web Hosting Expense	3,465.54
Training & Education Expense	19.98
Travel & Transportation Expense	1,904.66
Total Operating Expenses	**73,731.52**
Total Expenses	**73,731.52**
Net Profit	**18,865.92**

EMBER FUND, LLC

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ember Fund, Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Ember Fund, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 22, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

EMBER FUND, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	2,557	$	-
TOTAL ASSETS		2,557		-
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		2,178		-
TOTAL LIABILITIES		2,178		-
MEMBERS' EQUITY				
Members' Capital		25		-
Members' Contribution		24,877		-
Retained Earnings (Deficit)		(24,523)		-
TOTAL MEMBERS' EQUITY		379		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,557	$	-

Reviewed- See accompanying notes.

EMBER FUND, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018		2017
Operating Income			
Sales	$ 1,710	$	-
Cost of Goods Sold	350		-
Gross Profit	1,360		-
Operating Expense			
Advertising	12,552		
General & Administrative	13,331		
	25,883		-
Net Income from Operations	(24,523)		-
Net Income	$ (24,523)	$	-

EMBER FUND, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (24,523)	$ -
Change in Accounts Payable	2,178	
Net Cash Flows From Operating Activities	(22,345)	-
Cash Flows From Financing Activities		
Issuance of Members' Contributions	25	
Issuance of Members' Capital	24,877	
Net Cash Flows From Financing Activities	24,902	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	2,557	-
Cash at End of Period	$ 2,557	$ -

EMBER FUND, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

	Members' Capital	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Members' Contributions		24,877		24,877
Net Income			(24,523)	(24,523)
Balance at December 31, 2018	$ 25	$ 24,877	$ (24,523)	$ 379

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ember Fund, LLC ("the Company") is a limited liability company organized under the laws of Wyoming and is domiciled in California. The Company operates as a mobile app to allow users to buy into a managed cryptocurrency fund, without holding user assets. The purpose of the Company is to fundamentally transform what investment products people have access to on a global scale and management believes cryptocurrencies are the best medium to achieve that goal.

The Company converted to a corporation on June 18, 2019 in the State of Delaware. The Company is in the process of establishing a presence in the United States. The Company began operations in 2018.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2018, the Company is expected to incur significant losses prior to generating positive working capital.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern.). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations.   The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 22, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company has $2,557 cash on hand.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had $1,710 in recognized revenue.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns

The Company is subject to franchise tax filing requirements in the State of California and alternative entity tax in Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 22, 2019, the date that the financial statements were available to be issued.

Anticipated Crowdfunded Offering

The Company is offering ("The Crowdfunded Offering") up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum less 6% given to "Republic".

The Crowdfund Offering is being conducted through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Future Conversion to a C-Corp

On June 18, 2019 the Company converted from a limited liability company to a corporation and changed its legal name to Ember Fund, Inc. The Company was authorized 10,000,000 shares of common stock each having a par value of $0.0001 and issued 8,000,000 shares on the date to of conversion.